UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2023

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*
5851 Legacy Circle **Plano, Texas**	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 – Submission of Matters to a Vote of Security Holders

On October 31, 2023, Denbury Inc. (the "Company") held a special meeting of the Company's stockholders (the "Special Meeting") virtually. At the Special Meeting, the Company's stockholders voted on and approved (i) a proposal (the "Merger Agreement Proposal") to approve and adopt the Agreement and Plan of Merger, dated July 13, 2023, by and among Exxon Mobil Corporation, a New Jersey corporation ("ExxonMobil"), EMPF Corporation, a Delaware corporation and wholly owned subsidiary of ExxonMobil, and the Company, and (ii) a proposal (the "Advisory Compensation Proposal") to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to the Company's named executive officers that is based on or otherwise related to the merger.

Prior to the Special Meeting, the Company delivered a definitive proxy statement/prospectus (the "Proxy Statement") to its stockholders describing the Special Meeting, the Merger Agreement Proposal, the Advisory Compensation Proposal and related information. The Proxy Statement was filed with the U.S. Securities and Exchange Commission on September 29, 2023.

As disclosed in the Proxy Statement, as of the close of business on September 27, 2023, the record date for the Special Meeting, there were 51,446,811 shares of the Company's common stock, par value $.001 per share (the "Denbury Common Stock"), outstanding and entitled to vote. 38,929,164 shares of Denbury Common Stock were represented virtually or by proxy at the Special Meeting, which constituted a quorum to conduct business at the meeting.

At the Special Meeting, the Merger Agreement Proposal was approved by the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock on the record date and entitled to vote thereon.

The following are the final voting results on the Merger Agreement Proposal, which is more fully described in the Proxy Statement.

For	Against	Abstain	Broker Non-Votes
38,812,876	49,545	66,743	N/A

At the Special Meeting, the Advisory Compensation Proposal was approved, on a non-binding advisory basis, by the affirmative vote of the majority of the voting power present or represented by proxy at the Special Meeting and entitled to vote thereon. The following are the final voting results on the Advisory Compensation Proposal, which is more fully described in the Proxy Statement.

For	Against	Abstain	Broker Non-Votes
32,040,559	6,458,712	429,893	N/A

Item 7.01 – Regulation FD Disclosure

On October 31, 2023, the Company issued a press release (the "Press Release") announcing the results of the Special Meeting. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Item 8.01 – Other Events

With the approval of the Merger Agreement Proposal, the Company expects the closing of the merger to occur on or around November 2, 2023, subject to the satisfaction or waiver of the remaining conditions to close.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Press Release, dated October 31, 2023.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: November 1, 2023   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury Stockholders Approve Merger with ExxonMobil

PLANO, Texas – October 31, 2023 – Denbury Inc. (NYSE: DEN) ("Denbury") today announced that, at its Special Meeting of Stockholders held earlier today, Denbury stockholders voted to approve its merger with Exxon Mobil Corporation ("ExxonMobil") (NYSE: XOM). As previously announced, under the terms of the merger agreement, ExxonMobil will acquire all of the outstanding shares of Denbury at an exchange ratio of 0.84 shares of ExxonMobil for each Denbury share.

According to preliminary results, Denbury stockholders approved the transaction with more than 75% of the total shares outstanding and 99% of the shares voted in support of the merger. The final voting results of Denbury's Special Meeting will be reported in a Form 8-K to be filed tomorrow, November 1, 2023, with the U.S. Securities and Exchange Commission.

The closing of the transaction remains subject to customary closing conditions and is expected to occur on November 2, 2023.

About Denbury

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Utilization, and Storage ("CCUS") and Enhanced Oil Recovery ("EOR") in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over four million tons of captured industrial-sourced CO_2 annually, with an objective to fully offset its Scope 1, 2, and 3 CO_2 emissions by 2030, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

DENBURY IR CONTACTS

Brad Whitmarsh, 972.673.2020, brad.whitmarsh@denbury.com

Beth Palmer, 972.673.2554, beth.palmer@denbury.com